SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) of
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CREATIVE HOST SERVICES, INC.

(Name of Subject Company (Issuer))

YORKMONT FIVE, INC.

(Offeror)

COMPASS GROUP USA INVESTMENTS, LLP

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
NO PAR VALUE
(Title of Class of Securities)

22527P 10 2
(Cusip Number of Class of Securities)

Johnny C. Taylor, Jr., Esq.
Executive Vice President,
General Counsel and Secretary
Compass Group USA, Inc.
2400 Yorkmont Road
Charlotte, North Carolina 28217
Telephone: (704) 329-4032
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy To:
Boyd C. Campbell, Jr.
Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, North Carolina 28202
Telephone: (704) 343-2030

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$36,401,896	$4,612.12

*	Estimated for purposes of calculating the amount of filing fee only. This calculation is based upon the sum of (i) the purchase of 8,830,140 shares of Creative Host Services, Inc. common stock at a price of $3.40 per share, net in cash, without interest, (ii) the purchase of 535,500 shares of Creative Host Services, Inc. common stock that may be issued upon the exercise of outstanding options to purchase such shares, at a price of $3.40 per share, and (iii) the purchase of 1,340,800 shares of Creative Host Services, Inc. common stock to be issued upon the exercise of outstanding warrants to purchase such shares, at price of $3.40 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and supplemented by Fee Rate Advisory #7 for Fiscal Year 2004, is equal to $126.70 per million of the transaction valuation, or $4,612.12.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,612.12
Form or Registration No:	Schedule TO
Filing Party:	Yorkmont Five, Inc.
Date Filed:	March 23, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 2 to Schedule TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2004, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on March 23, 2004 (as amended, the “Schedule TO”) by Yorkmont Five, Inc., a California corporation (“Purchaser”) and a wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, no par value (the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a purchase price of $3.40 per Share, net to the seller, in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2004 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as amended, as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     This Amendment No. 2 amends the Schedule TO as follows:

Items 1, 4 and 11

     Items 1, 4 and 11 of the Schedule TO, which incorporate by reference to the information contained in the Offer To Purchase, are amended and supplemented by adding the following thereto:

     “The initial offer period of the Offer, which was scheduled to expire at 12:00 Midnight, New York City time, on Thursday, March 25, 2004, has been extended to 12:00 Midnight, New York City time, on Thursday, April 8, 2004, unless the Offer is further extended (the “Expiration Date”). Purchaser is extending the Offer because all of the conditions to the Offer, including the Company’s obtaining the required aggregate amount of consents to the Merger from counterparties to Customer Consents, were not satisfied or waived before the expiration of the initial offer period.

     On March 26, 2004, Parent issued a press release announcing the extension of the initial offer period and set forth the number of Shares that had been validly tendered pursuant to the Offer and not withdrawn as of 12:00 Midnight, New York City time, on March 25, 2004. A copy of the press release issued by Parent on March 26, 2004 is filed herewith as Exhibit (a)(1)(I) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

“(a)(1)(I)	Press release issued by Parent on March 26, 2004.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YORKMONT FIVE, INC.

By:	/s/ Tom Ondrof

Name:	Tom Ondrof
Title:	President

COMPASS GROUP USA INVESTMENTS, LLP

By:	/s/ Tom Ondrof

Name:	Tom Ondrof
Title:	Authorized Representative

Dated: March 26, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER	DOCUMENT

(a)(1)(A)	Offer to Purchase dated February 26, 2004.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Joint Press Release issued by Parent and the Company on February 18, 2004.*

(a)(1)(H)	Summary Newspaper Advertisement published February 26, 2004.*

(a)(1)(I)	Press release issued by Parent on March 26, 2004.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company.*

(d)(2)	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali.*

(d)(3)	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV.*

(d)(4)	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company.*

(d)(5)	Mutual Nondisclosure Agreement dated as of December 2, 2003 between Compass Group USA, Inc. and the Company.*

(d)(6)	Employment Agreement dated as of November 1, 2002 between the Company and Sayed Ali, as amended by the Addendum to Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Sayed Ali.*

(d)(7)	Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Tasneem Vakharia.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.